Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

SUPPLEMENT NO. 5 DATED MAY 6, 2011

TO THE PROSPECTUS DATED DECEMBER 10, 2010

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc, dated December 10, 2010, Supplement No. 1 dated January 5, 2011, Supplement No. 2 dated April 4, 2011, Supplement No. 3 dated April 27, 201l, and Supplement No. 4 dated April 29, 2011. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the offering of shares of common stock of Carter Validus Mission Critical REIT, Inc.;
(2)	a potential real property investment; and
(3)	the declaration of distributions to our stockholders

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010. Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan. As of May 6, 2011, we had accepted investors’ subscriptions for and issued 233,603 shares of our common stock in the offering, resulting in our receipt of gross proceeds of $2,333,190. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Tennessee, the conditions of which, to date, have not been satisfied. As of May 6, 2011, we had 174,766,397 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until December 10, 2012, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by December 10, 2012, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Potential Real Property Investment

Our advisor will from time to time identify certain properties for potential investments. We will supplement the prospectus to describe such properties at such time as a reasonable probability exists that the property will be acquired and the funds to be expended represent a material portion of the net proceeds of the offering. Our disclosure of a proposed acquisition does not guaranty that we will ultimately consummate the acquisition or that the information relating to the probable acquisition will not change prior to closing. A significant condition to acquiring a potential acquisition is our ability to raise sufficient proceeds in this offering to pay a portion of the purchase price and securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition will, to the extent such information is available, include the following:

•	proposed purchase price, terms and conditions;
•	physical condition, age, curb appeal and environmental reports;
•	location, visibility and access;
•	historical financial performance;
•	tenant rent roll and tenant creditworthiness;

•

lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;
•	neighboring properties; and
•	potential for new property construction in the area.

Other properties may be identified in the future that we may acquire prior to or instead of the property described below. Due to the considerable conditions to the consummation of this property, we cannot make any assurances that the closing of this acquisition will occur. The property identified is located in Dallas Fort Worth metro area, constructed in 2005 and redesigned as a data center in 2010. It consists of approximately 20,000 square feet of space and is situated on 1.52 acres of land. Additional information is noted below:

		Expected		Approximate Purchase	Approximate Compensation
Property	Property Type	Acquisition Date	Seller(1)	Price(2)	to Affiliates(3)
Catholic Health Data Center	Data Center	June 2011	3300 Essex, L.P.	$28,940,000	$579,000

(1)	Seller is an unaffiliated third party.
(2)	Approximate purchase price does not include acquisition and closing fees, which we expect to be approximately 3.0% of the contract purchase price. See acquisition fees described in note 3 below.
(3)	Amounts include fees payable to our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisition is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and interior capital expenditures, in addition to base rent. The landlord is required to maintain the roof, exterior walls, slab floor and the foundation of the building. The landlord is also responsible for obtaining certain building certifications and funding future tenant improvement allowances. Seller has agreed to pay or discharge at or prior to closing of the acquisition all costs for future tenant improvements and building certifications that are due under the lease, other than an allowance for the power upgrade. To the extent seller has not discharged this obligation, seller has agreed to provide us with a credit equal to the amount of such unpaid costs. Furthermore, the tenant shall have the right to upgrade the critical power load of the building. For any power upgrade completed after the third anniversary of the commencement date of the lease, tenant shall have the one-time right to receive a tenant allowance of up to $500,000 to reimburse the tenant for its actual cost of the power upgrade. If tenant elects to receive the tenant allowance for the power upgrade, the lease will automatically be extended 10 years from the date the power upgrade commenced and the tenant shall retain the right to exercise its renewal options noted below.

Property	Major Tenant(1)	Total Square Feet Leased	% of Total Square Feet Leased
Catholic Health Data Center	Catholic Health Initiatives(2)	20,000	100%

(1)	Major tenant is a tenant that occupies greater than 10% of the rentable square feet of the property.
(2)	Catholic Health Initiatives is a national non-profit health organization that operates in 18 states and includes: 73 hospitals; 40 long-term care, assisted and residential living facilities; two community health services organizations and various home health agencies (data is as of June 30, 2010).

The table below provides leasing information for the major tenant at the property:

Property	Number of Tenants	Major Tenant	Renewal Options*	Current Annual Base Rent	Base Rent per Square Foot	Base Rent per Kilowatt	Lease Term (1)
Catholic Health Data Center	1	Catholic Health Initiatives	2/5 yr.	$2,460,000(1)	$123.00	$615.00	3/1/2011	2/28/2021

*	Represents option renewal period / term of each option.
(1)	The annual base rent under the lease increases every year by 2.0% of the then-current annual base rent.

We expect to purchase the property with proceeds from our ongoing public offering of common stock and debt.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distribution Policy” section beginning on page 9 of the prospectus and the “Description of Securities – Distribution Policy and Distributions” section beginning on page 150 of the prospectus:

Our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on the closing date of our first property acquisition and ending on August 31, 2011. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions declared for each record date in the July 2011 and August 2011 periods will be paid in August 2011and September 2011, respectively. The distributions will be payable to stockholders from legally available funds therefor.